FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 5, 2005
Provident Energy Trust (Translation of registrant's name into English)
700, 112 - 4th Ave, S.W. ; Calgary, AB; T2P 0H3 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	.........	Form 40-F	...X...

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	........	No	...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Computershare Trust Company of Canada
530 - 8th Ave SW, Suite 600
Calgary, Alberta T2P 3S8
Telephone: (403) 267-6800
Facsimile: (403) 267-6529
www.computershare.com	Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA
LETTER OF CONFIRMATION

December 2, 2005

To:	Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
L’Autorite des marches financiers
Securities Division, Saskatchewan Financial Services Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territory
The Toronto Stock Exchange

Dear Sirs:

Subject:     Provident Energy Trust (the “Corporation”)

We confirm that the following material was sent by pre-paid mail on November 14, 2005 to the registered holders of trust units of the subject Energy Trust:

1.	Third Quarter Interim Report Ended September 30, 2005

We also confirm that copies of above mentioned material were mailed on November 14, 2005 to all non-registered trust unit holders of the subject Energy Trust whose names appear on the
Trust’s Supplemental Mailing List as defined in the National Instrument 54-101 regarding shareholder communications.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as Trustee for the subject Energy Trust.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

(Signed)

Jodie Hansen
Assistant Trust Officer
Corporate Trust
Direct Dial No.:  (403) 267-6889
Fax No.:               (403) 267-6598

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Provident Energy Trust, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provident Energy Trust

Date: December 5, 2005	By:	/s/ Mark N. Walker
Mark N. Walker
Title: Vice President, Finance, Chief Financial Officer and Corporate Secretary